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Reply Attention of	William L. Macdonald
Direct Tel.	(604) 648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	99042-001

July 17, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds
Assistant Director

Dear Sirs:

Re:	Wolverine Exploration Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 28, 2013
File No. 000-53767

We are the solicitors for the Company. We refer to your letter of July 11, 2013 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A filed on June 28, 2013. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Notice of annual and special meeting of stockholders

1. Please revise or advise us why your preliminary proxy statement does not address Securities Exchange Act Rule 14a-21 for shareholder advisory votes on executive compensation and frequency of voting.

The preliminary proxy statement has been amended to include advisory votes on executive compensation and frequency of voting pursuant to Securities Exchange Act Rule 14a-21.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald

William L. Macdonald

/lvk

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